NUKKLEUS INC.

575 Fifth Avenue, 14th Floor

New York, New York 10017

(212) 791-4663

July 8, 2025

Via Edgar

Ms. Angela Lumley

Office of Trade and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Nukkleus Inc.

Form 10-KT for Period Ended December 31, 2024

Form 10-Q for Fiscal Quarter Ended March 31, 2025

File No. 001-39341

Ms. Lumley:

The following responses address the comments of the Staff (the “Staff”) as set forth in your letter (the “Comment Letter”) relating to the Annual Report on Form 10-KT for the year ended December 31, 2024 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2025 (“Form 10-Q”), of Nukkleus Inc. (“Nukkleus” or the "Company").

Form 10-KT for Period Ended December 31, 2024

Item 9A. Controls and Procedures, page 56

In your both your Form 10-KT for the period ended December 31, 2024 and your Form 10-Q for the period ended March 31, 2025, you state your disclosure controls and procedures were effective. Please tell us in detail how your principal executive and financial officer was able to conclude your disclosure controls and procedures were effective as of December 31, 2024 and March 31, 2025, despite:

●	the existence of a material weakness in your internal control over financial reporting on both dates and

●	your inability to timely file these Forms 10-KT and 10-Q. Otherwise, amend your Form 10-KT for the period ended December 31, 2024 and your Form 10-Q for the period ended March 31, 2025 to state, if true, that your disclosure controls and procedures were not effective. Refer to Items 307 and 308(a)(3) of Regulation S-X, along with SEC Release No. 33-8809.

In addition, amend your Form 10-KT for the period ended December 31, 2024 to explicitly state, if true, that your internal control over financial reporting is not effective.

Response

We have amended the Form 10-K and Form 10-Q to amend the filings to disclose that the disclosure controls and procedures were not effective and amend the Form 10-K to disclose that the internal control over financial reporting is not effective.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Menachem Shalom
Menachem Shalom, CEO